Exhibit 99.1

Western Copper and Gold Announces Drill Campaign at Casino

VANCOUVER, BC, June 4, 2020 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE: WRN) announces its 2020 exploration program at its wholly owned Casino Copper-Gold Project ("Casino").

CASINO DRILL CAMPAIGN

The 2020 drill program will test the High Gold Zone, Northern Porphyry and Canadian Creek Targets identified by last year's program. Drilling will be performed by three diamond drill rigs, and will initially consist of 43 holes between 150 metres ("m") and 500 m in depth. It is expected that drilling will commence mid-June and be completed by the end of the third quarter.

High Gold Zone

The High Gold Zone was recognized last year during the infill drill program when a number of greater than 2 grams per tonne ("g/t") gold intercepts were found including hole DH19-21 that returned 55.1 g/t gold over 2.97 m at a depth of 147.98 m (see news release dated September 24, 2019). Additional intercepts include hole DH19-10 that returned 4.78 g/t gold over 1.0 m at a depth of 174.0 m and hole DH19-13 that returned 3.55 g/t gold over 2.0 m at a depth of 129.0 m.

The high-grade gold mineralization occurs in narrow near vertical structures estimated to be 2 to 5 m wide that cut the older copper porphyry mineralization. The structures are associated with minor amounts of a lead-copper-bismuth sulphide, galena, silver telluride and pyrite. These structures trend east – westerly and generally occur on the south side of the deposit over a distance of more than 2 km. The drilling is designed to confirm the controls, general continuity and variability of grade in the gold bearing structures. A total of 19 holes will test a 2.0 km length of the gold structures at 10 locations with two "scissor" holes in most cases.

Northern Porphyry

The Northern Porphyry is associated with a satellite intrusive and breccia complex located near the main Casino intrusion and represents a new deposit on the north side of the main Casino deposit. At surface, the Northern Porphyry appears to be at a higher erosional level in porphyry system than the main Casino deposit and suggests potential for improving copper and gold grades at depth. The proposed drill program will test the dimensions of the Northern Porphyry at 200 m centres with 12 holes to establish its dimensions and to drill a single deep hole to assess the potential for improving copper and gold grades at depth.

Canadian Creek Targets

The Canadian Creek drilling will test two primary targets on ground acquired in 2019 referred to as the Casino West extension and the Ana Target.

The Casino West target is an 800 by 500 m area immediately west of the Casino deposit. The four closest historical holes east of the target have leach capping or incipient leaching, weak enrichment and hypogene copper-gold-molybdenum mineralization typical of what is expected at the outer edges of a porphyry copper-gold-molybdenum deposit. A total of 8 holes are proposed to test the area between the Casino deposit and the closest historical holes to the west.

At the Ana Target, three holes will test for porphyry copper-gold mineralization near surface and at depth. Past exploration shows an untested IP chargeability and copper-in-soil anomaly surrounded by historical holes with moderate to strong propylitic to potassic alteration associated with low levels of copper, gold and molybdenum. Associated with this peripheral alteration are small bodies of intrusion breccia and Patton Porphyry, both closely associated with mineralization at the Casino deposit. Many of the logs of the historical drill holes mention late pyrite veining in fault and shear zones.

COVID-19 Policy

The health and safety of our employees, contractors, visitors and the communities in which we operate are paramount. To that end, we have implemented a COVID-19 policy to reduce the spread of COVID-19 at our exploration camp, and in the Yukon. We will continue to follow the guidance issued by the Federal and Territorial governments for the operation of remote camps and mining operations. All of our policies can be found on our website, at https://casinomining.com/about-us/casino-site-policies/.

Paul West-Sells, President and CEO, stated, "Following the success of our 2019 exploration program, and the acquisition of the Canadian Creek property adjacent to Casino, we are excited to begin drilling again. Further delineation of the High Gold Zone, the key component of the drilling campaign, has the potential to significantly change the project, and further delineation of the Northern Porphyry and Canadian Creek should further establish the district potential of this land package."

Technical information in this news release has been reviewed and approved by Jack McClintock, P.Geo, and a 'Qualified Person' as defined under Canadian National Instrument 43-101.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"
Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); exploration results at the Company's property; budgets; permitting or other timelines; economic benefits from the mine and/or the access road; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. In making the forward-looking statements herein, the Company has applied certain material assumptions including, but not limited to, the assumptions that the circumstances surrounding the COVID-19 pandemic, although evolving, will stabilize or at least not worsen; that the extent to which COVID-19 may impact the Company, including without limitation disruptions to the mobility of Company personnel, increased labour and transportation costs, and other related impacts, will not change in a materially adverse manner; that all regulatory approvals required to complete the Company's planned exploration and development activities will be received in a timely manner and on acceptable terms; that the Company is able to procure personnel, equipment and supplies required for its exploration and development activities in sufficient quantities and on a timely basis; and that general business conditions will not change in a materially adverse manner.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; COVID-19 risks to employee health and safety and a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.
Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

For further information: Chris Donaldson, Director, Corporate Development, 604.638.2520 or cdonaldson@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 07:59e 04-JUN-20